

Mail Stop 4631

May 16, 2017

<u>Via E-mail</u>
OAS Restructuring (BVI) Limited
Josedir Barreto
Director
Avenida Francisco Matarazzo, No. 1.350,
19th floor, Suite 1.902,
Água Branca, in the city of São Paulo, State of São Paulo
Federative Republic of Brazil

> **Re: OAS Restructuring (BVI) Limited**
> **Form T-3**
> **Filed May 9, 2017**
> **File No. 022-29042**

Dear Mr. Barreto:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 2</u>

1. The current disclosure in the second paragraph is not an accurate description of the availability of the exemption contained in Section 1145 of Chapter 11 of Title of the United States Code to your facts and circumstances. Please revise to provide a materially complete discussion of the nature of and circumstances giving rise to the availability of the Securities Act exemption provided in the order issued by the United States Bankruptcy Court for the Southern District.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

cc: Andrew Weisberg (*Via e-mail*)
     White & Case LLP